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                                                                    EXHIBIT 99.3




                                                      August o, 2002


                            EXCHANGE AGENT AGREEMENT


The Bank of New York
Corporate Trustee Administration
101 Barclay Street, 21st Floor
New York, New York  10286

Ladies and Gentlemen:

            Vertis, Inc., a Delaware corporation (the "Company"), proposes to make an offer (the "Exchange Offer") to exchange up to $250,000,000 aggregate principal amount of its 10 7/8% Series B Senior Notes due June 15, 2009 (the "Exchange Notes"), for a like principal amount of its outstanding 10 7/8% Senior Notes due June 15, 2009 (the "Private Notes"). The terms and conditions of the Exchange Offer are set forth in a prospectus (the "Prospectus") included in the Company's registration statement on Form S-4 (File No. 333-o), as amended (the "Registration Statement"), filed with the Securities and Exchange Commission (the "SEC"), and proposed to be distributed to all record holders of the Private Notes. The Private Notes and the Exchange Notes are collectively referred to herein as the "Notes." Capitalized terms used herein and not defined shall have the respective meanings ascribed to them in the Prospectus or accompanying Letter of Transmittal.

            The Company hereby appoints The Bank of New York to act as exchange agent (the "Exchange Agent") in connection with the Exchange Offer. References hereinafter to "you" shall refer to The Bank of New York.

            The Exchange Offer is expected to be commenced by the Company on or about o, 2002. The Letter of Transmittal accompanying the Prospectus (or in the case of book entry securities, the ATOP System) is to be used by the holders of the Private Notes to accept the Exchange Offer and contains instructions with respect to the delivery of certificates for Private Notes tendered in connection therewith.

            The Exchange Offer shall expire at 5:00 P.M., New York City time, on o, 2002, or on such later date or time to which the Company may extend the Exchange Offer (the "Expiration Date"). Subject to the terms and conditions set forth in the Prospectus, the Company expressly reserves the right to extend the Exchange Offer from time to time and may extend the Exchange Offer by giving oral (promptly confirmed in writing) or written notice to you before 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

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            The Company expressly reserves the right, in its sole discretion, to amend or terminate the Exchange Offer, and not to accept for exchange any Private Notes not theretofore accepted for exchange of any of the conditions of the Exchange Offer specified in the Prospectus under the caption "The Exchange Offer." The Company will give oral (promptly confirmed in writing) or written notice of any amendment, termination or nonacceptance to you as promptly as practicable.

            In carrying out your duties as Exchange Agent, you are to act in accordance with the following instructions:

            1. You will perform such duties and only such duties as are specifically set forth in the section of the Prospectus captioned "The Exchange Offer", in the Letter of Transmittal accompanying the Prospectus or as specifically set forth herein; PROVIDED, HOWEVER, that in no way will your general duty to act in good faith and without gross negligence or willful misconduct be limited by the foregoing.

            2. You will establish an account with respect to the Private Notes at The Depository Trust Company ("DTC" or the "Book-Entry Transfer Facility") for purposes of the Exchange Offer within two business days after the date of the Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of the Private Notes by causing the Book-Entry Transfer Facility to transfer such Private Notes into your account in accordance with the Book-Entry Transfer Facility's procedures for such transfer.

            3. You are to examine each of the Letters of Transmittal and certificates for Private Notes (or confirmation of book-entry transfers of Private Notes into your account at the Book-Entry Transfer Facility) and any other documents delivered or mailed to you by or for holders of the Private Notes, to ascertain whether: (i) the Letters of Transmittal, certificates and any such other documents are duly executed and properly completed in accordance with instructions set forth therein and that such book- entry confirmations are in due and proper form and contain the information required to be set forth therein, and (ii) the Private Notes have otherwise been properly tendered. In each case where the Letter of Transmittal or any other document has been improperly completed or executed, or where book-entry confirmations are not in due and proper form or omit certain information, or any of the certificates for Private Notes are not in proper form for transfer or some other irregularity in connection with the acceptance of the Exchange Offer exists, you will endeavor to inform the presenters of the need for fulfillment of all requirements and to take any other action as may be necessary or advisable to cause such irregularity to be corrected.

            4. With the approval of the Chairman, the Chief Executive Officer, the Chief Financial Officer or the General Counsel of the Company (such approval, if given orally, to be promptly confirmed in writing) or any other person designated by such


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an officer in writing, you are authorized to waive any irregularities in connection with any tender of Private Notes pursuant to the Exchange Offer.

            5. Tenders of Private Notes may be made only as set forth in the Letter of Transmittal and in the section of the Prospectus captioned "The Exchange Offer," and Private Notes shall be considered properly tendered to you only when tendered in accordance with the procedures set forth therein. Notwithstanding the provisions of this paragraph 5, Private Notes which the Chairman, the Chief Executive Officer, the Chief Financial Officer or the General Counsel of the Company or any other officer of the Company designated by any such person in writing shall approve as having been properly tendered shall be considered to be properly tendered (such approval, if given orally, shall be promptly confirmed in writing).

            6. You shall advise the Company with respect to any Private Notes received subsequent to the Expiration Date and accept its instructions with respect to disposition of such Private Notes.

            7. You shall accept tenders:

                  (a) in cases where the Private Notes are registered in two or more names only if signed by all named holders;

                  (b) in cases where the signing person (as indicated on the Letter of Transmittal) is acting in a fiduciary or representative capacity only when proper evidence of his or her authority so to act is submitted; and

                  (c) from persons other than the registered holder of Private Notes, PROVIDED that customary transfer requirements, including those regarding any applicable transfer taxes, are fulfilled.

                  You shall accept partial tenders of Private Notes when so indicated and as permitted in the Letter of Transmittal and deliver certificates for Private Notes to the registrar for split-up and return any untendered Private Notes to the holder (or such other person as may be designated in the Letter of Transmittal) as promptly as practicable after expiration or termination of the Exchange Offer.

            8. Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will notify you (such notice if given orally, to be promptly confirmed in writing) of its acceptance, promptly after the Expiration Date, of all Private Notes properly tendered and you, on behalf of the Company, will exchange such Private Notes for Exchange Notes on the terms and subject to the conditions set forth in the Prospectus and the Letter of Transmittal, and cause such Private Notes to be canceled. Delivery of Exchange Notes will be made on behalf of the Company by you at the rate of


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$1,000 principal amount of Exchange Notes for each $1,000 principal amount of the Private Notes tendered promptly after notice (such notice if given orally, to be promptly confirmed in writing) of acceptance of said Private Notes by the Company; PROVIDED, HOWEVER, that in all cases, Private Notes tendered pursuant to the Exchange Offer will be exchanged only after timely receipt by you of certificates for such Private Notes (or confirmation of book-entry transfer into your account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees and any other required documents. Unless otherwise instructed by the Company, you shall issue Exchange Notes only in denominations of $1,000 or any integral multiple thereof.

            9. Tenders, pursuant to the Exchange Offer are irrevocable, except that, subject to the terms and upon the conditions set forth in the Prospectus and the Letter of Transmittal, Private Notes tendered pursuant to the Exchange Offer may be withdrawn at any time on or prior to the Expiration Date in accordance with the terms of the Exchange Offer.

            10. The Company shall not be required to exchange any Private Notes tendered if any of the conditions set forth in the Exchange Offer are not met. Notice of any decision by the Company not to exchange any Private Notes tendered shall be given (such notice if given orally, to be promptly confirmed in writing) by the Company to you.

            11. If, pursuant to the Exchange Offer, the Company does not accept for exchange all or part of the Private Notes tendered because of an invalid tender, the occurrence of certain other events set forth in the Prospectus or otherwise, you shall as soon as practicable after the expiration or termination of the Exchange Offer return those certificates for unaccepted Private Notes (or effect appropriate book-entry transfer), together with any related required documents and the Letters of Transmittal relating thereto that are in your possession, to the persons who deposited them (or effected such book-entry transfer).

            12. All certificates for reissued Private Notes, unaccepted Private Notes or for Exchange Notes (other than those effected by book-entry transfer) shall be forwarded by first-class certified mail.

            13. You are not authorized to pay or offer to pay any concessions, commissions or other solicitation fees to any broker, dealer, commercial bank, trust company or other nominee or to engage or use any person to solicit tenders.

            14. As Exchange Agent hereunder, you:

                  (a) shall not be liable for any action or omission to act unless the same constitutes your own gross negligence, willful misconduct or bad faith, and in


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no event shall you be liable to a securityholder, the Company or any third party for consequential damages or lost profits, arising in connection with this Agreement.

                  (b) shall have no duties or obligations other than those specifically set forth in the Prospectus, the Letter of Transmittal accompanying the Prospectus or herein or as may be subsequently agreed to in writing by you and the Company;

                  (c) will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any of the certificates for the Private Notes represented thereby deposited with you pursuant to the Exchange Offer, and will not be required to and will make no representation as to the validity, value or genuineness of the Exchange Offer;

                  (d) shall not be obligated to take any legal action hereunder which might in your reasonable judgment involve any expense or liability, unless you shall have been furnished with indemnity reasonably satisfactory to you;

                  (e) may reasonably rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telegram or other document or security delivered to you and reasonably believed by you to be genuine and to have been signed by the proper party or parties;

                  (f) may reasonably act upon any tender, statement, request, comment, agreement or other instrument whatsoever not only as to its due execution and validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which you shall in good faith believe to be genuine or to have been signed or represented by a proper person or persons;

                  (g) may rely on and shall be protected in acting upon written or oral instructions from any authorized officer of the Company;

                  (h) may consult with your counsel with respect to any questions relating to your duties and responsibilities, and the opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by you hereunder in good faith and in accordance with the written opinion of such counsel; and

                  (i) shall not advise any person tendering Private Notes pursuant to the Exchange Offer as to whether to tender or refrain from tendering all or any portion of Private Notes or as to the market value, decline or appreciation in market value of any Private Notes that may or may not occur as a result of the Exchange Offer or as to the market value of the Exchange Notes.


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            15. You shall take such action as may from time to time be requested by the Company or its counsel (and such other action as you may reasonably deem appropriate) to furnish copies of the Prospectus, Letter of Transmittal and the Notice of Guaranteed Delivery (as defined in the Prospectus) or such other forms as may be approved from time to time by the Company to all persons requesting such documents and to accept and comply with telephone requests for information relating to the Exchange Offer, PROVIDED that such information shall relate only to the procedures for accepting (or withdrawing from) the Exchange Offer. The Company will furnish you with copies of such documents at your request.

            16. You shall advise by facsimile transmission or telephone, and promptly thereafter confirm in writing to Rose Schwartz of the Company (telephone number (410) 361-8345, facsimile number (410) 454-0887) or Charlotte
K. Crow of the Company (telephone number (410) 949-2240, facsimile number
(410) 454-0887) and such other person or persons as the Company may request, daily (and more frequently during the week immediately preceding the Expiration Date if requested), up to and including the Expiration Date, as to the aggregate principal amount of Private Notes which have been duly tendered pursuant to the Exchange Offer and the items received by you pursuant to the Exchange Offer and this Agreement, separately reporting and giving cumulative totals as to items properly received and items improperly received. In addition, you will also inform, and cooperate in making available to, the Company or any such other person or persons upon oral request made from time to time prior to the Expiration Date of such other information as it or he or she reasonably requests. Such cooperation shall include, without limitation, the granting by you to the Company and such person as the Company may request of access to those persons on your staff who are responsible for receiving tenders, in order to ensure that immediately prior to the Expiration Date the Company shall have received information in sufficient detail to enable it to decide whether to extend the Exchange Offer. You shall prepare a final list of all persons whose tenders were accepted, the aggregate principal amount of Private Notes tendered, the aggregate principal amount of Private Notes accepted and the aggregate principal amount of Exchange Notes delivered to each, and deliver said list to the Company.

            17. Letters of Transmittal, book-entry confirmations and Notices of Guaranteed Delivery received by you shall be preserved by you for a period of time at least equal to the period of time you preserve other records pertaining to the transfer of securities, or one year, whichever is longer, and thereafter shall be delivered by you to the Company. You shall dispose of unused Letters of Transmittal and other surplus materials as instructed by the Company.

            18. You hereby expressly waive any lien, encumbrance or right of set- off whatsoever that you may have with respect to funds deposited with you for the payment of transfer taxes by reasons of amounts, if any, borrowed by the Company, or


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any of its subsidiaries or affiliates pursuant to any loan or credit agreement with you or for compensation owed to you hereunder.

            19. For services rendered as Exchange Agent hereunder, you shall be entitled to such compensation as set forth on SCHEDULE I attached hereto.

            20. You hereby acknowledge receipt of the Prospectus and the Letter of Transmittal and further acknowledge that you have examined each of them. Any inconsistency between this Agreement, on the one hand, and the Prospectus and the Letter of Transmittal (as they may be amended from time to time), on the other hand, shall be resolved in favor of the latter two documents, except with respect to the duties, liabilities and indemnification of you as Exchange Agent, which shall be controlled by this Agreement.

            21. The Company covenants and agrees to indemnify and hold you harmless in your capacity as Exchange Agent hereunder against any loss, liability, cost or expense, including reasonable attorneys' fees arising out of or in connection with any act, omission, delay or refusal made by you in reasonable reliance upon any signature, endorsement, assignment, certificate, order, request, notice, instruction or other instrument or document reasonably believed by you to be valid, genuine and sufficient and in accepting any tender or effecting any transfer of Private Notes reasonably believed by you in good faith to be authorized, and in delaying or refusing in good faith to accept any tenders or effect any transfer of Private Notes; PROVIDED, HOWEVER, that anything in this Agreement to the contrary notwithstanding, the Company shall not be liable for indemnification or otherwise for any loss, liability, cost or expense to the extent arising out of your gross negligence, willful misconduct or bad faith. In no case shall the Company be liable under this indemnity with respect to any claim against you unless the Company shall be notified by you, by letter or facsimile of the written assertion of a claim against you or of any other action commenced against you, promptly after you shall have received any such written assertion or notice of commencement of action. The Company shall be entitled to participate, at its own expense, in the defense of any such claim or other action, and, if the Company so elects, the Company may assume the defense of any pending or threatened action against you in respect of which indemnification may be sought hereunder, in which case the Company shall not thereafter be responsible for the subsequently incurred fees and disbursements of legal counsel for you under this paragraph so long as the Company shall retain counsel reasonably satisfactory to you to defend such suit; PROVIDED, that the Company shall not be entitled to assume the defense of any such action if the named parties to such action include both you and the Company and representation of both parties by the same legal counsel would, in the written opinion of your counsel, be inappropriate due to actual or potential conflicting interests between you and the Company. You understand and agree that the Company shall not be liable under this paragraph for the fees and expenses of more than one legal counsel for you.


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            22. You shall arrange to comply with all requirements under the tax laws of the United States, including those relating to missing Tax Identification Numbers, and shall file any appropriate reports with the Internal Revenue Service. The Company understands that you are required, in certain instances, to deduct thirty-one percent (31%) with respect to interest paid on the Exchange Notes and proceeds from the sale, exchange, redemption or retirement of the Exchange Notes from holders who have not supplied their correct Taxpayer Identification Numbers or required certification. Such funds will be turned over to the Internal Revenue Service in accordance with applicable regulations.

            23. You shall notify the Company of the amount of any transfer taxes payable in respect of the exchange of Private Notes and, upon receipt of a written approval from the Company, shall deliver or cause to be delivered, in a timely manner to each governmental authority to which any transfer taxes are payable in respect of the exchange of Private Notes, your check in the amount of all transfer taxes so payable, and the Company shall reimburse you for the amount of any and all transfer taxes payable in respect of the exchange of Private Notes in accordance with the Section of the Prospectus captioned "The Exchange Offer -- Fees and Expenses" and the Letter of Transmittal; PROVIDED, HOWEVER, that you shall reimburse the Company for amounts refunded to you in respect of your payment of any such transfer taxes, at such time as such refund is received by you.

            24. This Agreement and your appointment as Exchange Agent hereunder shall be construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such state, and without regard to conflicts of law principles.

            25. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Without limitation of the foregoing, the parties hereto expressly agree that no holder of Private Notes or Exchange Notes shall have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

            26. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, and all of which taken together shall constitute one and the same agreement.

            27. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.


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            28. This Agreement shall not be deemed or construed to be modified, amended, rescinded, canceled or waived, in whole or in part, except by a written instrument signed by a duly authorized representative of the party to be charged. This Agreement may not be modified orally.

            29. Unless otherwise provided herein, all notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given to such party, addressed to it, at its address or facsimile number set forth below:

If to the Company:

                  Vertis, Inc.
                  250 West Pratt Street, 18th Floor
                  Baltimore, Maryland  21201
                  Fascimile:  (410) 528-9280
                  Attention:  John V. Howard, Jr.
                              Senior Vice President
                              and General Counsel

                  with a copy to:

                  Sullivan & Cromwell
                  125 Broad Street
                  New York, NY 10004
                  Fascimile:  (212) 558-3588
                  Attention:  Robert E. Buckholz, Jr., Esq.


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If to the Exchange Agent:

                  The Bank of New York
                  101 Barclay Street
                  Floor 8 West
                  New York, New York  10286
                  Facsimile:: (212) 815-7760
                  Attention:  Corporate Trust Administration


            30. Unless terminated earlier by the parties hereto, this Agreement shall terminate 90 days following the Expiration Date. Notwithstanding the foregoing, paragraphs 17, 19, 21 and 23 shall survive the termination of this Agreement. Upon any termination of this Agreement, you shall promptly deliver to the Company any certificates for Notes, funds or property then held by you as Exchange Agent under this Agreement.

            31. This Agreement shall be binding and effective as of the date hereof.


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            Please acknowledge receipt of this Agreement and confirm the arrangements herein provided by signing and returning the enclosed copy.

                                    VERTIS, INC.



                                    By:_______________________________
                                       Name:   John V. Howard, Jr.
                                       Title:  Senior Vice President
                                               and General Counsel



Accepted as of the date
first above written:

THE BANK OF NEW YORK,
as Exchange Agent



By:______________________________
   Name:
   Title:


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                               SCHEDULE I

                            FEE SCHEDULE FOR
                        EXCHANGE AGENT SERVICES

One-Time Exchange Agent Fee.................................................$[o]

      Services Include:

      l    Receive and process Letters of Transmittal

      l    Data entry and processing

      l    Calculation of securities entitlement

      l    Proof and control of presentations

      l    Answer bondholder inquiries

      l    Process guaranteed deliveries

      l    Initiation of Certificate debit down to presenting bondholder account

Extension Fee....................................................$[o] /extension


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OUT-OF-POCKET EXPENSES
Fees quoted do not include any out-of-pocket expenses including, but not limited to, travel, expenses of external counsel, foreign depositaries, facsimile, stationery, postage, telephone, overnight courier, messenger costs and other allocated costs. These expenses will be billed at our cost, when incurred. In the event the transaction terminates before closing, all out-of-pocket expenses incurred, including our counsel fees, if applicable, will be billed to the account.

EXTERNAL COUNSEL FEES
Fees quoted do not include external fees. A bill for counsel fees incurred up to closing will be presented for payment on the closing date.

MISCELLANEOUS SERVICES
The charges for performing services not contemplated at the time of the execution of the documents or not specifically covered elsewhere in the schedule will be determined by appraisal in amounts commensurate with the services. These extraordinary services may partially be classified as amendments and releases; the preparation of special or interim reports which the trustee or agent must submit to security holders; usual studies, consideration and actions taken with respect to indenture provisions; and the custody of collateral which is diversified, voluminous in bulk or which involves the trustee or agent in more than usual activity.

TERMS OF PROPOSAL
The Bank of New York's final acceptance of this appointment is subject to the full review and approval of all related documentation and financials and our conflict investigation. Please note that if this transaction does not proceed to a successful conclusion, you will be responsible for paying any expenses incurred for this transaction. This offer shall be deemed terminated if we do not enter into a written agreement within three months from the date of transmittal.


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